

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28 2014

<u>Via E-Mail</u>
Mr. C. Stephen Guyer
Chief Financial Officer
Colorado Goldfields Inc.
10920 West Alameda Avenue, Suite 201
Lakewood, Colorado 80226

     Re: **Colorado Goldfields Inc.**
              Form 10-K for Fiscal Year Ended August 31, 2013
              Filed December 16, 2013
              File No. 000-51718

Dear Mr. Guyer:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                   Sincerely,

                   /s/ John Reynolds

                   John Reynolds
                   Assistant Director